

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2010

Jon D. Ehlinger
General Counsel
DriveTime Automotive, Inc.
4020 East Indian School Road
Phoenix, Arizona 85018

> **Re: DriveTime Automotive Group, Inc.**
> **DT Acceptance Corporation**
> **DriveTime Car Sales Company, LLC**
> **DriveTime Sales and Finance Company, LLC**
> **DT Credit Company, LLC**
> **DT Jet Leasing, LLC**
> **Approval Services Company, LLC**
> **Registration Statement on Form S-4**
> **Filed October 4, 2010**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 19, 2010**
> **File No. 333-169730-01**

Dear Mr. Ehlinger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the

representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. We note that you filed a Form 8-K on October 26, 2010 relating to your entry into a material definitive agreement on October 20, 2010. Please explain to us why DriveTime Automotive Group, Inc. filed such Form 8-K under Commission File Number 001-14759, as opposed to 333-169730-01, as the reporting obligations associated with such file number appear to have been suspended or, at the very least, abandoned in 2003. In this regard, we note that the last Form 10-K filed for the period ended December 31, 2001 indicates that two classes of debentures were registered on the American Stock Exchange, however, no Form 15 appears to have been filed with respect to either of such classes. Please also file such material definitive agreement with the next amendment to the registration statement.

The Exchange Offer, page 112

Terms of the Exchange Offer, page 113

3. Please revise to clearly describe the "certain rights" that holders of old notes will not be entitled to following the exchange offer.

Consolidated Financial Statements of DriveTime Automotive Group, Inc. and DT Acceptance Corporation, page F-1

4. We note that you have provided combined financial statements of DriveTime Automotive Group, Inc. and DT Acceptance Corporation in which you have eliminated all intercompany accounts and transactions, and we further note that all disclosures throughout your filing related to financial information reflect this combined presentation. We will not object to you providing these financial statements and other related financial disclosures on a combined basis as additional information for your investors, provided that you revise your disclosures to clarify that these financial statements are combined and not consolidated. However, these combined financial statements and related financial disclosures do not meet the objective of Item 14 of Form S-4 to provide information about the registrant. Specifically, since each of DriveTime Automotive Group, Inc. and DT Acceptance Corporation is a co-registrant, you should provide separate financial statements and related financial disclosures for each registrant. Please revise, or advise us of how your current presentation complies with our rules and regulations, including Article 3 of Regulation S-X. This comment also applies to the presentation of all required disclosure obligations under Form S-4 and Regulation S-K.

Item 22. Undertakings, page II-2

5. Please provide the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit Index

6. Please file the articles of organization and operating agreement for Approval Services Company, LLC.

7. We note that you have included powers of attorney on the signature pages to the registration statement. Please note that Item 601(b)(24) of Regulation S-K requires you to file a power of attorney if a name is signed to the registration statement pursuant to a power of attorney. Accordingly, please confirm that if a name is signed to an amendment to the registration statement pursuant to the powers of attorney included on the signature pages to the registration statement, then you will file such powers of attorney with such amendment, which filing may be done by reference to the part of the registration statement containing such powers of attorney.

Exhibit 5.1

8. For purposes of clarity, please revise to consistently refer to the guarantors by the same term, as you define them as "Additional Registrants" and yet you also refer to them as "subsidiary guarantors."

9. Please clarify in the first paragraph that DLA Piper LLP (US) has acted as counsel to the Additional Registrants, in addition to the Issuers.

10. Please remove the phrases "as of the date hereof" and "as such are in effect on the date hereof" in the first paragraph and second paragraph, respectively, on page 2. If you remove such phrases, you may state that you do not have an obligation to update the opinion after the effective date of the registration statement. Alternatively, please refile an opinion on the day that you want to the registration statement to go effective.

11. Please delete the reference to Section 11 of the Securities Act in the last sentence of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steven D. Pidgeon
        DLA Piper LLP (US)